Dreyfus Short-Intermediate Government Fund
STATEMENT OF INVESTMENTS
February 28, 2006 (Unaudited)

Bonds and Notes--101.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Values ($)
U.S. Government Agencies--20.0%				
Federal Home Loan Banks,				
Bonds	4.13	10/26/07	5,550,000	5,482,235
Federal Home Loan Banks,				
Bonds, Ser. 593	4.63	10/24/07	10,895,000	10,826,830
Federal Home Loan Mortgage				
Corp., Debs.	4.41	7/6/07	13,000,000	13,001,833
Federal National Mortgage				
Association, Notes	0.00	5/15/14	9,600,000	6,392,736
Federal National Mortgage				
Association, Notes	4.38	9/7/07	2,775,000	2,751,690
Federal National Mortgage				
Association, Notes	4.75	8/25/08	3,000,000	2,983,137
Federal National Mortgage				
Association, Notes	5.00	2/27/08	10,100,000	10,089,324
				51,527,785
U.S. Government Agencies/Mortgage-Backed--28.6%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			395,339	376,189
4.00%, 1/1/10 - 4/1/10			20,426,953	19,890,174
4.50%, 2/1/10 - 9/1/14			5,225,757	5,099,279
5.00%, 5/1/10 - 1/1/11			8,588,390	8,558,317
Structured Pass-Through Cfts.,				
Ser. T-007, Cl. A6 7.03%, 8/25/28			556,119	556,119
Federal National Mortgage Association:				
4.00%, 2/1/10 - 5/1/10			2,617,130	2,531,236
4.50%, 11/1/14			2,389,756	2,344,948
6.00%, 10/1/13			2,628,072	2,679,792
Whole Loan, Ser. 2001-W2, Cl. AF6 6.59%, 10/25/31			4,171,460	4,159,237
Whole Loan, Ser. 2001-W1, Cl. AF6 6.90%, 7/25/31			2,035,925	2,031,574
REMIC, Trust, Gtd. Pass-Through Ctfs.,				
Ser. 2003-54, Cl. PB 4.00%, 9/25/17			584,972	583,099
Government National Mortgage Association I:				
Ser. 2004-43, Cl. A, 2.82%, 12/16/19			647,660	617,512
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22			768,565	734,468
Ser. 2004-77, Cl. A, 3.40%, 3/16/20			1,268,999	1,221,890
Ser. 2003-96, Cl. B, 3.61%, 8/16/18			1,880,206	1,828,666
Ser. 2005-90, Cl. A, 3.76%, 7/16/28			1,394,579	1,339,791
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			1,233,086	1,202,823
Ser. 2005-79, Cl. A, 4.00%, 10/16/33			706,230	683,985
Ser. 2005-50, Cl. A, 4.02%, 11/16/26			1,398,108	1,358,994
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			979,341	949,079
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,494,274	1,458,028
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			325,000	318,094

Ser. 2004-51, Cl. A, 4.15%, 2/16/18	523,892	511,848
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,347,263	1,309,447
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,965,555	1,922,624
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,900,000	1,847,453
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	562,072	548,683
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	482,062	472,647
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,060,000	1,035,037
Ser. 2005-87, Cl. A, 4.45%, 5/16/25	843,902	826,110
U.S. Government Gtd. Development Participation Ctfs., (Gtd. By Small Business Administration)		
Ser. 1997-20G, Cl.1, 6.85%, 7/1/2017	3,856,420	4,004,633
Vendee Mortgage Trust II,		
Ser. 2001-1, Cl. H, 7%, 2007	402,484	405,764
		73,407,540
U.S. Treasury Bonds--2.0%		
4.50%, 2/15/36	5,230,000	**5,228,776**
U.S. Treasury Notes--50.4%		
1.50%, 3/31/06	5,943,000	5,930,234
2.50%, 9/30/06	28,790,000	28,425,519
3.00%, 12/31/06	48,410,000	47,732,744
3.50%, 2/15/10	4,570,000	4,383,096
3.63%, 4/30/07	2,245,000	2,217,723
4.25%, 1/15/11	28,440,000	28,013,428
4.5%, 2/15/16	12,800,000	12,756,007
		129,458,751
Total Bonds and Notes		
(cost $261,067,430)		**259,623,852**

Short-Term Investments--11.7%	**Principal Amount ($)**	**Values ($)**
U.S. Government Agencies--1.6%		
Federal National Mortgage		
4.39%, 3/13/06	4,230,000	**4,223,937**
U.S. Treasury Bills--10.1%		
4.27%, 3/9/06	7,780,000 [a]	7,772,609
4.27%, 3/30/06	12,800,000	12,755,584
4.31%, 3/16/06	5,210,000	5,200,570
		25,728,763
Total Short-Term Investments		
(cost $29,953,172)		**29,952,700**
Total Investments (cost $291,020,602)	**112.7%**	**289,575,552**
Liabilities, Less Cash and Receivables	**(12.7%)**	**(32,694,717)**
Net Assets	**100.0%**	**256,880,834**

a Partially held by a broker as collateral for open financial futures positions.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Short-Intermediate Government Fund
STATEMENT OF FINANCIAL FUTURES
 February 28, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/(Depreciation) at 2/28/2006 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	478	97,691,250	June-2006	117,625
Financial Futures Short				
U.S. Treasury 5 Year Notes	287	30,188,813	June-2006	(26,906)
U.S. Treasury 10 Year Notes	160	17,280,000	June-2006	(32,500)
U.S. Treasury 30 Year Bonds	164	18,547,375	June-2006	(38,438)
				19,781

Dreyfus Short-Intermediate Government Fund
STATEMENT OF OPTIONS WRITTEN
 February 28, 2006 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
U.S. Treasury Notes, 4.25%, 2/15/2016		
April 2006 @ 101.656	5,110,000	4,791
Put Options;		
U.S. Treasury Notes, 4.25%, 2/15/2016		
April 2006 @ 97.656	5,110,000	6,387
(Premiums received $20,759)		**11,178**